Exhibit 99.95

[LOGO] LAKE SHORE GOLD CORP.	181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD INTERSECTS WIDE, HIGH-GRADE MINERALIZATION AT TIMMINS
MINE, CONFIRMS AND EXPANDS ULTRAMAFIC AND MAIN ZONES

•                           Drilling from 525 Level to test up plunge extension of Ultramafic Zone above 610 Level intersects high-grade mineralization within next planned area of mining, Zone remains open up dip to at least 550 Level and for 25 metres to east

•                            525-069 intersects 6.27 grams per tonne (“gpt”) over 30.00 metres (“m”), including 19.92 gpt over 4.30m, 525-066 intersects 5.18 gpt over 25.60m, 525-056 intersects 6.88 gpt over 11.90m and 525-046 intersects 27.98 gpt over 6.70m, including 54.40 gpt over 3.30m

•                           Drilling from 260 Level confirms and expands recently reported 400 metre extension to Main Zone, high-grade intercepts in close proximity to mine workings highlight potential for near-term mining

•                            Among key intercepts are 16.58 gpt over 19.10m, including 51.25 gpt over 5.90m, 7.59 gpt over 9.30m and 3.88 gpt over 13.80m, including 9.99 gpt over 3.80m

•                           Drilling from 525 Level into Main Zone also intersects wide, high-grade mineralization

•                            525-036 intersects 5.52 gpt over 9.40m, 525-035 intersects 5.61 gpt over 4.00m and 4.93 gpt over 6.70m and 525-040 intersects 19.78 gpt over 1.70 m.

Toronto, Ontario (February 24, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 72 holes (10,871 metres) of underground drilling at the Timmins Mine. The holes were drilled from platforms on the 260 and 525 levels. Of the results being reported, 32 holes (4,164 metres) were designed to test the upward extension of the Ultramafic Zone (“UM”) from the 610 Level, which is the upper limit of recent mining between the 610 and 650 levels. The new holes through the UM Zone represent the first phase of detailed infill and expansion drilling being conducted above the 610 Level to aid in designing the next phase of major stoping in the UM Zone. An additional 40 holes (6,707 metres) were designed to confirm and expand the recently identified 400 metre extension to the Main Zone below the 260 Level with wide, high-grade intersections being reported within close proximity to existing mine infrastructure.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results are highly significant as they confirm that the wide, high-grade mineralization recently mined from the UM Zone between the 650 and 610 levels continues above the 610 Level into the next major area of the UM Zone we plan to mine. Stoping above the 610 Level is expected to commence around the end of the second quarter. In addition, today’s results also confirm the excellent potential for the Main Zone to host significant new resources and establish the Zone as a priority target given the excellent grades and widths we have encountered and the location of the Zone close to our existing mine workings.”

Among significant results from drilling on the 525 Level into the UM Zone are 6.27 gpt over 30.00m, including 19.92 gpt over 4.30m, in 525-069, 5.18 gpt over 25.60m in 525-066, 6.88 gpt over 11.90m in 525-056 and 54.40 gpt over 3.30m within a broader intercept of 27.98 gpt over 6.70m in 525-046. These holes were drilled above and at the east limit of recently extracted mining blocks between the 610 and 650 levels and strongly confirm the extension of wide, high-grade mineralization into the next phase of major stoping being planned in the UM Zone, which is expected to commence around the end of the second quarter. The UM Zone remains open up dip to at least the 550 Level and for approximately 25 metres to the east of holes 525-046 and 525-066. As with previously reported intersections from the UM Zone between the 610 and 650 levels, mineralization observed in the drill core is closely associated with swarms of quartz veining, surrounded by strong carbonate alteration and 5-20 percent pyrite.

Significant results from drilling in the Main Zone on the 260 Level are 16.58 gpt over 19.10m, including 51.25 gpt over 5.90m in 260-041, 7.59 gpt over 9.30m in 260-017 and 3.88 gpt over 13.80m, including 9.99 gpt over 3.80m, in 260-022. Of these results, the wide, high-grade intersection from 260-041 is located approximately 25 metres west of previously reported 260-013, which intersected 5.09 gpt over 13.84m (see press release November 11, 2010) and is open to the west. Intercepts from holes collared on the 525 Level include 5.52 gpt over 9.40m in 525-036 and 5.61 gpt over 4.00m and 4.93 gpt over 6.70m in 525-035. These intersections are located approximately 300 metres down plunge and to the west of the zones being defined near the 260 Level.

The results from drilling in the Main Zone suggest that the bulk of mineralization is contained in a series of stacked lenses within a second, more northerly fold nose structure, which is similar to the structure hosting the UM Zone but is located 50 to 100 metres to the north. Individual lenses within the second fold nose appear to vary between 80 to 120 metres in length and between 2 and 20 metres in width. The current lowest level of testing on the more northerly fold nose is at the 610 Level, with this structure remaining open to depth.

Drilling is continuing at the Timmins Mine with four drills, including two drills on the 260 Level, one drill on the 525 Level and one drill on the 630 Level. Four underground drills are also operational at Thunder Creek with two near the 730 Level and two near the 300 Level. Drilling at Thunder Creek is largely focused on achieving the Company’s goal to establish an initial National Instrument 43-101 resource at Thunder Creek during the second half of 2011, as well as to test the depth potential of both the Rusk and Porphyry zones.

Quality Control

The Company’s Qualified Person (“QP”) for the underground drill program at the Timmins Mine property is Dean Crick, P.Geo. and the QP for resource estimation at Timmins Mine is Bob Kusins, P.Geo. As QPs, they have prepared or supervised the preparation of the scientific or technical information for the property and have verified the data disclosed in this press release. Both QPs are employees of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Samples are obtained from BQTK-sized diamond drill core, with roughly 25% of sampled core being sawn in half and the remaining 75% being whole core sampled. All remaining core materials, including the remaining half of sawn core is retained on site in a secure location. Drill core samples are stored for sample preparation and gold analysis performed by ALS Chemex. ALS Chemex is an ISO 9001-200 registered laboratory, preparing for ISO 17025 certification. Drill core samples are transported in security-sealed bags to ALS Chemex’s Timmins Sample Preparation Facility. Sample preparation is completed in Timmins, and the prepared sample pulps are then transported to ALS Chemex’s analytical laboratory in Vancouver, BC. Gold grades are obtained on all samples via Fire Assay with Atomic Absorption finish, using 50g aliquots. For samples that return a gold content greater than 10 gpt, the sample is re-analyzed via Fire Assay with Gravimetric finish, again using a 50g aliquot.

Additional information regarding exploration and resources at Timmins Mine is set out in the technical report entitled, “Updated NI 43-101 Technical Report on the Timmins Mine Property, Ontario, Canada,” dated October 1, 2009, filed on SEDAR on October 6, 2009 (www.sedar.com).

About Lake Shore Gold Corp.

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s mill (also located in Timmins), which has been refurbished and currently has an operating capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large and prospective land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

Forward-looking Statements

Certain statements in this press release relating to the Company’s exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” within the meaning of securities legislation. The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in Lake Shore Gold’s most recent Annual Information Form and other regulatory filings which are posted on sedar at www.sedar.com.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Mukuch

President & CEO

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Lake Shore Gold — Timmins Mine Main Zone (260 and 525 Levels)

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
260-017	96.00	105.30	7.59	9.30	MZ
including	99.20	100.50	11.44	1.30	MZ
260-019	94.40	109.50	2.54	15.10	MZ
including	94.40	98.60	5.66	4.20	MZ
260-022	98.60	112.40	3.88	13.80	MZ
including	98.60	102.40	9.99	3.80
including	107.40	109.60	4.93	2.20
	116.90	124.00	3.05	7.10
260-025	135.60	140.70	2.37	5.10	MZ
260-035	115.00	119.50	3.22	4.50	MZ
260-037	87.90	93.80	2.24	5.90	MZ
	98.10	102.90	2.36	4.80	MZ
	137.10	143.30	2.03	6.20	FW LENS
260-038	150.70	155.90	2.36	5.20	FW LENS
including	155.40	155.90	17.80	0.50	FW LENS
260-040	150.00	152.60	7.74	2.60	FW LENS
260-041	95.50	114.60	16.58	19.10	MZ
including	107.70	113.60	51.25	5.90
260-045	165.00	168.00	4.20	3.00	FW LENS
525-034	80.10	87.70	4.17	7.60	MZ
525-035	89.20	93.20	5.61	4.00	MZ
	108.90	115.60	4.93	6.70
525-036	77.90	87.30	5.52	9.40	MZ
525-037	134.70	139.60	4.55	4.90	MZ
525-040	103.70	105.40	19.78	1.70	MZ
525-041	70.90	73.60	3.94	2.70	MZ
	80.80	85.50	4.67	4.70
including	83.00	83.90	13.49	0.90
525-042	114.90	116.50	14.76	1.60	MZ

Notes:

(1) Assays are reported uncut.

(2) True widths are not reported at this time.

260-018, 20, 21, 24, 26, 27, 28, 30, 31, 32, 36, 38, 39 - Mainly lower grade results

260-023, 29, 33, 34, 42, 43, 44 - Pending

525-038, 39, 43, 44, 45 - Mainly lower grade results

Lake Shore Gold — Timmins Mine Ultramafic Zone (525 Level)

Hole	From	To	Assay	Length
Number	(m)	(m)	(gpt)	(m)	Comments
525-046	72.80	79.50	27.98	6.70	UM1
including	72.80	76.10	54.40	3.30
525-056	61.20	73.10	6.88	11.90	UM1
including	61.20	66.00	12.72	4.80
525-066	61.70	87.30	5.18	25.60	UM1
including	62.00	70.70	6.40	8.70
including	76.80	85.00	8.23	8.20
525-069	61.00	91.00	6.27	30.00	UM1
including	66.00	68.20	14.87	2.20
including	71.30	75.60	19.92	4.30
525-057	63.70	65.90	27.99	2.20	UM1
525-048	53.00	54.40	44.10	1.40	UM1
525-052	54.70	56.40	7.80	1.70	UM1

Notes:

1) Assays are reported uncut.

2) True widths are not reported at this time.

525-045 — mainly lower grades

525-049, 50, 51, 53, 54, 55 — pending

525-057, 58, 59, 60, 61, 62, 63, 64, 65 — pending

525-067,68 — pending

525-070, 71, 72, 73, 74, 75, 76 — pending

Figure 1.         Isometric View

Figure 2. Cross Section

7700
7800
7900
8000
8100
8200
9800
9700
9600
9500
9400
260-017
7.59 /9.30
incl. 11.44 /1.30
260 LEVEL
260-041
16.58 /19.10
incl. 51.25 /5.90
260-022
3.88 /13.80
incl. 9.99 /3.80
3.05 /7.10
MAIN ZONE
BRISTOL FAULT
260-040
7.74 /2.60
HG84-01
5.80 /1.77
7.32 /1.50
5.51 /1.77
4.53 /4.51
525-066
5.18 /25.60
incl. 6.40 /8.70
incl. 8.23 /8.20
525-046
27.98 /6.70
incl. 54.40 /3.30
525 LEVEL
Composites:
16.58 /19.10
gpt Au over meters
0
30
60
Meters
650-148
11.74 /15.00
ULTRAMAFIC ZONE
LAKE SHORE
GOLD CORP.
Legend
Pyroxenite
Mafic Volcanics
Sediments
4738e_zone
UM1 Stope
650-152
3.85 /12.60
650-149
11.33 /15.80
incl. 32.50 /1.30
TIMMINS MINE
SECTION 4738E
LOOKING WEST
650-150
10.06 /9.20
630 SUB LEVEL
650 LEVEL
Date: February, 2011
Name:
File: SECTION-7775N.mxd